

January 8, 2014

<u>Via E-mail</u>
Mr. John D. Sheehan
Executive Vice President and
Chief Financial Officer
Mylan Inc.
1500 Corporate Drive
Canonsburg, PA 15317

**Re: Mylan Inc.
             Form 10-Q for the Quarterly Period Ended September 30, 2013
             Filed October 31, 2013
             File No. 001-09114**

Dear Mr. Sheehan:

        We have completed our review of your filing. We remind you that our comment or changes to disclosure in response to our comment do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information in the Securities Exchange Act of 1934 and all applicable rules require.

                                      Sincerely,

                                      /s/ Joel Parker

                                      Joel Parker
                                      Accounting Branch Chief